May 30, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance - Mail Stop 3720

100 F. St. N.E.

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 000-23269

Ladies and Gentlemen:

We are in receipt of your letter dated May 21, 2012 and we have reviewed the comments contained therein. For your ease of reference, we have included your original comment below and have provided our response after the comment. In our responses, AboveNet, Inc. (together with its subsidiaries) will be hereinafter referred to as the “Company,” “we” or “our.”

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 17: Segment Reporting, Page 98

1.	Please tell us why you do not have two reportable segments under ASC 280-10-50-12. We note your disclosure of your geographic segment results on page 51.

Response:

The Company’s business operates both domestically and in the U.K. and other (principally Europe). The foreign operations did not meet the definitions of an operating segment as defined in ASC 280-10-50-1 because their operating results are not regularly reviewed by our chief operating decision maker to make decisions about allocating resources and assessing performance.

Our business strategy has always been a customer-centric one where we build relationships with high-bandwidth users. Many of our decisions are made based upon investments in “success-based capital,” that is, capital to complete the delivery of service relating to a signed customer order. We also make strategic investments based upon market analysis and modeling assumptions but without a signed order.

U.S. Securities and Exchange Commission

May 30, 2012

Note 17: Segment Reporting, Page 98 (Continued)

Response: (Continued)

While discreet financial information is available for our foreign operations because the information is recorded in separate legal entities, our non-domestic operations are looked at as “markets” by our chief operating decision maker, similar to our domestic markets, for which discreet financial information is not available. These markets are geographies where our networks have been built. Thus, while our non-domestic operations are discreet from a corporate legal structure standpoint, resource decisions are not driven by our corporate structure or by market.

Therefore, the disclosures required in ASC 280-10-50-21 through 31 do not apply.

Accordingly, we are only required to comply with the disclosure requirements of ASC 280-10-50-41. We have historically reported both revenue and long-lived assets information by geographic area in our “Segment Reporting” footnote, which is Note 17 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. We have included three years of operating results for each geographic area in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Segment Results” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. This information includes all disclosures otherwise required under ASC 280-10-50-22 and 41.

As requested in your letter dated May 21, 2012, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

/s/ Joseph P. Ciavarella

Joseph P. Ciavarella

Senior Vice President and Chief Financial Officer

cc:	Greg Dundas
Robert S. Littlepage
Dean Suehiro